Exhibit 99.1

ARIS MINING REPORTS Q3 2024 RESULTS WITH HIGHER GOLD PRODUCTION, INCREASED MARGIN GENERATION AT SEGOVIA AND PRO FORMA $266 MILLION CASH BALANCE

All amounts are expressed in US dollars unless otherwise indicated.

Vancouver, Canada, November 12, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its full financial and operating results for the three and nine months ended September 30, 2024 (Q3 2024 and YTD 2024, respectively).

	Q3 2024	Q2 2024	YTD 2024
Gold production (ounces) (Segovia & Marmato)	53,608	49,216	153,591
Segovia All-in Sustaining Cost per Ounce Sold (AISC/oz)	$1,540	$1,571	$1,515
EBITDA[1]	$27.8M	$30.8M	$80.9M
Adjusted EBITDA[1]	$43.0M	$36.1M	$107.5M
Net earnings (loss)	$(2.2)M or ($0.01)/share	$5.7M or $0.04/share	$2.7M or $0.02/share
Adjusted earnings[1]	$12.9M or $0.08/share	$12.7M or $0.08/share	$31.0M or $0.20/share

Neil Woodyer, CEO of Aris Mining, commented: “In the third quarter of this year we achieved a 9% increase in total gold production over the prior quarter and demonstrated effective cost management at Segovia, as illustrated in Figure 1, with an AISC of $1,540 per ounce sold. The combination of higher gold prices, increased production, and effective cost control led to a 37% increase in AISC margin at Segovia, reaching $44.1 million compared to $32.2 million in Q2, as shown in Figure 2. Our operational focus remains on generating cash flow while advancing our expansion projects at Segovia and Marmato. Over the past 12 months, we have generated Adjusted EBITDA of $147.2 million.

Following Q3, we refinanced our existing $300 million 6.875% Notes with a new 5-year $450 million 8.000% Notes deal, increasing cash reserves and extending maturity. Our current pro forma cash balance has increased to $266 million following the refinancing and receipt of a stream funding installment, as shown in Figure 3. We are well-positioned and funded to deliver on our growth strategy.”

Figure 1: YTD 2024 Realized Gold Prices and Segovia’s AISC/oz

1 EBITDA, adjusted EBITDA, adjusted (net) earnings and AISC are non-GAAP financial measures in this document. These measures do not have any standardized meaning prescribed under GAAP, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s interim financial statements.

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Figure 2: YTD 2024 Growth in Segovia’s AISC Margin ($ million)

Figure 3: Pro Forma Cash Balance Reflecting Significant Post-Q3 Financial Movements

Segovia Operations Review

•	AISC margins at the Segovia Operations continued to improve to $44.1 million in Q3 compared to $32.2 million in Q2. The improvement was driven by rising gold prices, increased gold production and lower AISC costs of $1,540 per ounce.
•	We operate our own mines and collaborate with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase our total gold production. Some partners work within our infrastructure, while others manage their own mining operations on our tenements. In addition, we purchase high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.
•	Cash costs for Owner Mining and On-Title CMPs were $1,145 per ounce, representing a 5% improvement over Q2 2024. This cost reduction was driven by increased production, partially offset by a rise in realized gold prices which negatively impacted the cost of CMP-purchased mill feed.
•	Similarly, purchase and processing costs for high grade mill feed delivered by off-title CMPs increased in Q3 to $1,834 per ounce from $1,790 per ounce in Q2. The increase reflects higher realized gold prices, partially offset by lower average grades of 28.5 g/t Au compared to 29.1 g/t Au in Q2.
•	The Third-Party off-title CMP segment of our business maintained a strong sales margin of $4.9 million in Q3 2024, up from $3.8 million in Q2 2024.

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Total Segovia Operating Information	Q3 2024	Q2 2024	Q1 2024	% Change (Q3 vs Q2)	YTD 2024
Average realized gold price ($/ounce sold)	2,457	2,308	2,061	6%	2,280
Tonnes milled (t)	166,868	155,912	154,425	7%	477,205
Average tonnes milled per day (tpd)	1,940	1,834	1,817	6%	1,864
Average gold grade processed (g/t)	9.23	9.14	9.42	1%	9.26
Gold produced (ounces)	47,493	43,705	44,908	9%	136,106
Cash costs ($/ounce sold)[1]	1,257	1,299	1,162	3%	1,239
AISC – total ($/ounce sold)[1]	1,540	1,571	1,434	2%	1,515

Segovia Operating Information by Segment	Q3 2024	Q2 2024	Q1 2024	% Change (Q3 vs Q2)	YTD 2024
Owner Mining & On-title CMPs
Gold produced (ounces)	39,921	36,400	39,915	10%	116,236
Gold sold (ounces)	40,248	36,117	40,253	11%	116,618
Cash costs per ounce sold – ($ per oz sold)[1]	1,145	1,201	1,134	5%	1,158
AISC/oz sold - ($ per oz sold)[1]	1,483	1,527	1,439	3%	1,482
AISC sales margin (%)[1,2]	40%	34%	30%		35%
AISC margin ($'000)[1]	39,199	28,388	25,064	38%	92,650
Third-Party Purchased Material (off-title CMPs)
Gold produced (ounces)	7,572	7,305	4,993	4%	19,870
Gold sold (ounces)	7,811	7,248	5,036	8%	20,095
Purchase & processing cost per ounce ($ per oz sold)[1]	1,834	1,790	1,386	-2%	1,706
Third-Party sales margin (%)[1,2]	25%	23%	33%		25%
Third-Party sales margin ($'000)[1,2]	4,868	3,785	3,403	29%	12,056

1   Non-GAAP financial measures, refer to the Non-GAAP Measures section for a full reconciliation to the most directly comparable financial measure disclosed in the Interim Financial Statements.

2   Sales margin is calculated as AISC margin over revenues as disclosed above, sales margin is considered by management to be a useful metric of the operations' profitability.

Segovia Expansion Project

•	As announced in Q4 2023, the Segovia expansion project aims to increase processing capacity from 2,000 to 3,000 tonnes per day and is progressing as scheduled.
•	Phase 1 of the Segovia expansion is complete with the newly expanded receiving area for our CMPs fully commissioned and handed over to operations. The new facility began processing material in October 2024.
•	Phase 2, which involves installing a second ball mill in the former contractor receiving area, is underway and scheduled for completion in Q1 2025, followed by a ramp-up period to reach a production rate of 3,000 tpd in the second half of 2025. The new ball mill is expected to increase throughput and gold production by enabling finer grinding and process efficiency.
•	The total cost of the expansion project is estimated at $15 million, with $8 million spent as of September 30, 2024.

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Marmato Lower Mine Expansion

•	Aris Mining commenced construction of the new Marmato Lower Mine in Q3 2023 following the receipt of environmental permits in July 2023. The Lower Mine will access wider porphyry mineralization below the Upper Mine, with both mines estimated to produce a combined 162,000 ounces of gold per year over a 20-year mine life.[2]
•	The site access road and portal face were completed in Q3 2024 and the contractor is preparing to initiate work on the twin declines. Both the semi-autogenous grinding (SAG) and ball mill fabrication are progressing on schedule for completion before the end of 2024.
•	As of the end of September 2024, the estimated cost to complete the Lower Mine construction was $235 million, of which $122 million will be funded by existing stream financing commitments; resulting in $113 million of cost to complete on a net basis. On November 6, 2024, Aris Mining received the first $40 million milestone payment under its streaming agreement. Further payments of $40 million and $42 million are expected to be received upon reaching the 50% and 75% construction spend milestones, respectively, next year.
Marmato Lower Mine – Construction Budget	US$ million
Total Construction Budget	280
Less: spend to date (as of September 30, 2024)	46
Estimated cost to complete (as of September 30, 2024)	235
Remaining stream financing (at 50% and 75% completion)	82
Net construction budget to be funded by Aris Mining	153
[1] Relates to costs directly associated with the construction of the plant, mining and other surface infrastructure of the Marmato Lower Mine Project, exclusive of costs associated with other ancillary activities supporting the wider Marmato Mine complex.

Aris Mining's condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the interim financial statements are available free of charge by written request to info@aris-mining.com.

Q3 2024 Conference Call Details

Management will host a conference call on Wednesday, November 13, 2024, at 9:00 am ET/6:00 am PT to discuss the results. The call will be webcast and can be accessed at Webcast | Q3 2024 Results Conference Call (choruscall.com).

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Upon registering, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Participants who prefer to dial-in and speak with a live operator, can access the call by dialing:

•	Toll-free North America: +1-844-763-8274
•	International: +1-647-484-8814

2 Refer to the pre-feasibility study on the Marmato Lower Mine Project with an effective date of June 30, 2022, see Section “Qualified Person and Technical Disclosure”

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After the call, an audio recording will be available via telephone until end of day November 20, 2024. The recording can be accessed by dialing:

•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 9996142

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

About Aris Mining

Aris Mining is a gold producer in Latin America, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of small-scale mining units into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com

Cautionary Language

Non-GAAP Financial Measures

Free cash flow, cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earning, sustaining capital and expenditures on growth capital are non-GAAP financial measures and non-GAAP ratios. These measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-GAAP Financial Measures” section of the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 and 2023 (MD&A). The MD&A is incorporated by reference into this news release and is available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's Q3 2024 interim financial statements.

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Cash costs per ounce

Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended Sept 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	43,366	6,103	49,469
Cost of sales[1]	66,570	16,673	83,243	62,282	14,712	76,994
Less: royalties[1]	(3,506)	(1,343)	(4,849)	(3,078)	(1,126)	(4,204)
Add: by-product revenue[1]	(2,665)	(613)	(3,278)	(2,862)	(153)	(3,015)
Total cash costs	60,399	14,717	75,116	56,342	13,433	69,775
Total cash costs ($ per oz gold sold)	$1,257			$1,299
Total cash costs including royalties	63,905			59,420
Total cash costs including royalties ($ per oz gold sold)	$1,330			$1,370

	Three months ended March 31, 2024			Nine months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato[1]	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	45,288	5,756	51,044	136,712	17,570	154,282
Cost of sales[1]	57,949	13,384	71,333	186,801	44,769	231,570
Less: royalties[1]	(3,008)	(1,084)	(4,092)	(9,592)	(3,553)	(13,145)
Add: by-product revenue[1]	(2,318)	(112)	(2,430)	(7,845)	(878)	(8,723)
Total cash costs	52,623	12,188	64,811	169,364	40,338	209,702
Total cash costs ($ per oz gold sold)	$1,162			$1,239
Total cash costs including royalties	55,631			178,956
Total cash costs including royalties ($ per oz gold sold)	$1,228			$1,309
1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

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Cash costs per ounce

	Three months ended Sept 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Owner & On-title CMP	Off-title CMP	Total	Owner & On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	40,248	7,811	48,059	36,117	7,248	43,365
Cost of sales[1]	52,245	14,325	66,570	49,304	12,977	62,282
Less: royalties[1]	(3,506)	—	(3,506)	(3,078)	—	(3,078)
Add: by-product revenue[1]	(2,665)	—	(2,665)	(2,862)	—	(2,862)
Total cash costs	46,073	14,325	60,399	43,364	12,977	56,342
Total cash costs ($ per oz gold sold)	$1,145	$1,834	$1,257	$1,201	$1,790	$1,299
	Three months ended Mar 31, 2024			Nine months ended Sept 30, 2024
($000s except per ounce amounts)	Owner & On-title CMP	Off-title CMP	Total	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	40,253	5,035	45,287	116,618	20,095	136,712
Cost of sales[1]	50,968	6,980	57,948	152,518	34,283	186,801
Less: royalties[1]	(3,008)	—	(3,008)	(9,592)	—	(9,592)
Add: by-product revenue[1]	(2,318)	—	(2,318)	(7,845)	—	(7,845)
Total cash costs	45,643	6,980	52,622	135,080	34,283	169,363
Total cash costs ($ per oz gold sold)	$1,134	$1,386	$1,162	$1,158	$1,706	$1,239

1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended Sept 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	43,366	6,103	49,469
Total cash costs	60,399	14,717	75,116	56,342	13,433	69,775
Add: royalties[1]	3,506	1,343	4,849	3,078	1,126	4,204
Add: social programs[1]	4,294	185	4,479	2,120	151	2,271
Add: sustaining capital expenditures	5,423	938	6,361	6,224	782	7,006
Add: lease payments on sustaining capital	389	—	389	364	—	364
Total AISC	74,011	17,183	91,194	68,128	15,492	83,620
Total AISC ($ per oz gold sold)	$1,540			$1,571

	Three months ended March 31, 2024			Nine months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044	136,712	17,570	154,282
Total cash costs	52,623	12,188	64,811	169,364	40,338	209,702
Add: royalties[1]	3,008	1,084	4,092	9,592	3,553	13,145
Add: social programs[1]	2,289	1,166	3,455	8,703	1,502	10,205
Add: sustaining capital expenditures	6,496	824	7,320	18,143	2,544	20,687
Add: lease payments on sustaining capital	506	—	506	1,259	—	1,259
Total AISC	64,922	15,262	80,184	207,061	47,937	254,998
Total AISC ($ per oz gold sold)	$1,434			$1,515

1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC)

	Three months ended Sept 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,248	7,811	48,059	36,117	7,248	43,365
Total cash costs	46,073	14,325	60,399	43,364	12,977	56,341
Add: royalties[1]	3,506	—	3,506	3,078	—	3,078
Add: social programs[1]	4,294	—	4,294	2,120	—	2,120
Add: sustaining capital expenditures	5,423	—	5,423	6,224	—	6,224
Add: lease payments on sustaining capital	389	—	389	364	—	364
Total AISC	59,685	14,325	74,011	55,150	12,977	68,127
Total AISC ($ per oz gold sold)	$1,483	$1,834	$1,540	$1,527	$1,790	$1,571

	Three months ended March 31, 2024			Nine months ended Sept 30, 2024
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,253	5,035	45,287	116,618	20,095	136,712
Total cash costs	45,643	6,980	52,623	135,080	34,283	169,363
Add: royalties[1]	3,008	—	3,008	9,592	—	9,592
Add: social programs[1]	2,289	—	2,289	8,703	—	8,703
Add: sustaining capital expenditures	6,496	—	6,496	18,143	—	18,143
Add: lease payments on sustaining capital	506	—	506	1,259	—	1,259
Total AISC	57,942	6,980	64,922	172,777	34,283	207,060
Total AISC ($ per oz gold sold)	$1,439	$1,386	$1,434	$1,482	$1,706	$1,515

1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

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Additions to mineral interests, plant and equipment

	Three months ended,			Nine months ended,
($’000)	Sept 30, 2024	June 30, 2024	March 31, 2024	Sept 30, 2024
Sustaining capital
Segovia Operations	5,423	6,224	6,496	18,143
Marmato Upper Mine	938	782	824	2,544
Total	6,361	7,006	7,320	20,687
Non-sustaining capital
Segovia Operations	16,962	16,284	11,023	44,269
Toroparu Project	1,970	2,079	1,939	5,988
Marmato Lower Mine	10,825	19,143	14,865	44,833
Marmato Upper Mine	10,275	1,046	2,278	13,599
Soto Norte	5,033	—	—	5,033
Juby Project	1	1	3	5
Total	45,066	38,553	30,108	113,727
Corporate Assets	-	3,895	-	3,895
Additions to mining interest, plant and equipment[1]	51,427	49,454	37,428	138,309

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Three months ended,			Nine months ended,
($000s)	Sept 30, 2024	June 30, 2024	March 31, 2024	Sept 30, 2024
Earnings (loss) before tax[1]	13,603	17,904	10,310	41,818
Add back:
Depreciation and depletion[1]	9,019	8,082	7,519	24,620
Finance income[1]	(1,351)	(1,691)	(2,246)	(5,288)
Interest and accretion[1]	6,493	6,496	6,803	19,792
EBITDA	27,764	30,791	22,386	80,942
Add back:
Share-based compensation[1]	2,533	1,373	1,842	5,748
(Income) loss from equity accounting in investee[1]	17	2,301	552	2,871
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	22,728
Other (income) expense[1]	(428)	2,681	—	2,253
Foreign exchange (gain) loss[1]	311	(7,211)	(109)	(7,010)
Adjusted EBITDA	43,039	36,079	28,413	107,531
1.	As presented in the Interim Financial Statements and notes for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

	Three months ended,			Nine months ended,
($000s except shares amount)	Sept 30, 2024	June 30, 2024	March 31, 2024	Sept 30, 2024
Basic weighted average shares outstanding	169,873,924	151,474,859	138,381,653	153,304,168
Net loss[1]	(2,227)	5,713	(744)	2,743
Add back:
Share-based compensation[1]	2,533	1,373	1,842	5,748
(Income) loss from equity accounting in investee[1]	17	2,301	552	2,871
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	22,728
Other (income) expense[1]	(428)	2,681	—	2,253
Foreign exchange (gain) loss[1]	310	(7,211)	(109)	(7,010)
Income tax effect on adjustments	(109)	1,738	78	1,708
Adjusted net (loss) / earnings	12,939	12,739	5,361	31,040
Per share – basic ($/share)	0.08	0.08	0.04	0.20
1.	As presented in the Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Unless otherwise indicated, the scientific disclosure and technical information included in this news release is based upon information included in the NI 43-101 compliant technical report entitled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the operational focus of management of the Company and expected growth strategy, the Segovia expansion project increasing processing capacity from 2,000 to 3,000 tonnes per day and the timing and projected cost thereof, the timing, implementation, projected costs and potential benefit of Phase 2 at Segovia, the timing, projected costs and potential benefit of the Marmato Lower Mine expansion project, receipt of payments under existing streaming agreements, the Company’s targeted annual production rate, the development and expansion of the Soto Norte and Toroparu projects and the timing thereof and the projected benefits of the formalization of small-scale mining units into contract mining partners are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

11	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Source: Aris Mining Corporation

12	TSX: ARIS | NYSE-A: ARMN | aris-mining.com